SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of February 2023

Commission File Number: 001-14014

CREDICORP LTD.
(Translation of registrant’s name into English)

Of our subsidiary
Banco de Credito del Peru:
Calle Centenario 156
La Molina 15026
Lima, Peru
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

February 27, 2023

Securities and Exchange Commission - SEC
Re.: MATERIAL EVENT

Dear Sirs:

Credicorp Ltd. (‘Credicorp’) notifies you, as a Material Event, that in its session held on February 23, 2023, the company’s Board of Directors agreed unanimously on the following matters:

1.
Approved the Annual and Sustainability Report of Credicorp for the financial year ended December 31, 2022, that the Chairman will present at the Annual General Meeting of Shareholders on March 27, 2023, at 3:00 p. m. (Peru time) (the ‘AGM’).

2.
Approved the audited consolidated financial statements of Credicorp and its subsidiaries for the financial year ended December 31, 2022, including the report of the external auditors Gaveglio Aparicio y Asociados Sociedad de Responsabilidad Limitada, members of PricewaterhouseCoopers in Peru, that the Chairman will present at the AGM.

3.	Approved to present for approval to the AGM: (i) the list of proposed candidates that will hold office for the period 2023 – 2026, and (ii) their remuneration. The proposed candidates are:
•	Antonio Abruña Puyol
•	Nuria Aliño Pérez
•	María Teresa Aranzábal Harreguy
•	Alexandre Gouvêa
•	Patricia Lizárraga Guthertz
•	Raimundo Morales Dasso
•	Leslie Pierce Diez-Canseco
•	Luis Romero Belismelis
•	Pedro Rubio Feijóo

4.
Agreed to recommend for consideration of the AGM (i) the appointment of Tanaka, Valdivia & Asociados S. Civil de R.L., members of Ernst & Young Global in Peru, as the external auditors of Credicorp and its subsidiaries for the financial year 2023, with the previous authorization of the Audit Committee; and (ii) the delegation of the power to set and approve fees for such audit services to the Board of Directors (for further delegation to the Audit Committee thereof).

Documents mentioned above are available through the following hyperlink: https://credicorp.gcs-web.com/annual-materials.

The information in this Form 6-K (including any exhibit hereto and any information available through the hyperlink above) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Miriam Böttger
Authorized Representative
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2023

CREDICORP LTD.
(Registrant)

By:	/s/ Miriam Böttger
Miriam Böttger
Authorized Representative